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AP
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51019

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Equity Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6000 Westown Parkway, 2nd Floor
(No. and Street)

West Desmoines (City) — Iowa (State) — 50266-7711 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Smith — (877)542-8843 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

2500 Ruan Center, 666 Grand Ave. (Address) — Des Moines (City) — Iowa (State) — 50309 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

TA
3/9

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC
Mail Processing
Section

FEB 26 2010

Washington, DC
121

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Susan Mersereau, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Equity Capital, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HOLLEY TAYLOR
Commission Number 757875
My Commission Expires
April 16, 2012

Notary Public

Signature

CEO/President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

AMERICAN EQUITY CAPITAL, INC.

Financial Statements and Supplemental Information

December 31, 2009 and 2008

(Report of Independent Registered Public Accounting Firm)

AMERICAN EQUITY CAPITAL, INC.

Table of Contents

KPMG LLP
2500 Ruan Center
666 Grand Avenue
Des Moines, IA 50309

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
American Equity Capital, Inc.:

We have audited the accompanying statements of financial condition of American Equity Capital, Inc. (the Company) as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Equity Capital, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Des Moines, Iowa
February 22, 2010

AMERICAN EQUITY CAPITAL, INC.

Statements of Financial Condition

December 31, 2009 and 2008

Assets		**2009**	**2008**
Cash	$	501,053	81,414
Other assets		11,959	1,774
Total assets	$	513,012	83,188
Liabilities and Stockholder's Equity			
Liabilities:			
Accounts payable to related party	$	6,614	4,858
Total liabilities		6,614	4,858
Stockholder's equity:			
Series preferred stock, without par value. Authorized, 200,000 shares		—	—
Common stock, without par value (stated value $1 per share). Authorized, 300,000 shares; issued and outstanding, 13,000 shares		13,000	13,000
Additional paid-in capital		1,087,000	587,000
Accumulated deficit		(593,602)	(521,670)
Total stockholder's equity		506,398	78,330
Total liabilities and stockholder's equity	$	513,012	83,188

See accompanying notes to financial statements.

AMERICAN EQUITY CAPITAL, INC.

Statements of Operations

Years ended December 31, 2009 and 2008

		2009	2008
Revenues:			
Commission income	$	612	902
Interest		1,890	476
Total revenues		2,502	1,378
Expenses:			
Licenses and fees		20,555	25,189
Professional fees		10,930	10,248
Other operating expenses		42,949	36,337
Total expenses		74,434	71,774
Net loss	$	(71,932)	(70,396)

See accompanying notes to financial statements.

AMERICAN EQUITY CAPITAL, INC.

Statements of Changes in Stockholder's Equity

Years ended December 31, 2009 and 2008

		Common stock	Additional paid-in capital	Accumulated deficit	Total stockholder's equity
Balance at December 31, 2007	$	13,000	477,000	(451,274)	38,726
Cash contribution from Parent		—	110,000	—	110,000
Net loss for year		—	—	(70,396)	(70,396)
Balance at December 31, 2008		13,000	587,000	(521,670)	78,330
Cash contribution from Parent		—	500,000	—	500,000
Net loss for year		—	—	(71,932)	(71,932)
Balance at December 31, 2009	$	13,000	1,087,000	(593,602)	506,398

See accompanying notes to financial statements.

AMERICAN EQUITY CAPITAL, INC.

Statements of Cash Flows

Years ended December 31, 2009 and 2008

		2009	2008
Operating activities:			
Net loss	$	(71,932)	(70,396)
Adjustment to reconcile net loss to net cash used in operating activities:			
Increase in other assets		(10,185)	(1,234)
Increase in accounts payable to related party		1,756	355
Net cash used in operating activities		(80,361)	(71,275)
Financing activities:			
Cash contribution from Parent		500,000	110,000
Net cash provided by financing activities		500,000	110,000
Net change in cash		419,639	38,725
Cash at beginning of year		81,414	42,689
Cash at end of year	$	501,053	81,414

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

(a) Organization

American Equity Capital, Inc. (the Company), a wholly owned subsidiary of American Equity Investment Life Holding Company (the Parent), was incorporated on February 16, 1998 and commenced operations on April 1, 1998. The Company operates as a broker-dealer, dealing with the sale of variable insurance products issued by American Equity Investment Life Insurance Company, a wholly owned subsidiary of the Parent. On December 3, 2009, the Financial Industry Regulatory Authority (FINRA) notified the Company that their application pursuant to NASD Rule 1014 with regard to materially changing the Company's line of business, number of authorized associated persons involved in sales and trading activities and number of authorized branch office locations had been granted. Accordingly, the Company may now operate as a fully disclosed, non-clearing registered broker and dealer in securities under the Securities Exchange Act of 1934.

(b) Commissions

Commission income on sales of variable annuity contracts is determined as a percentage of collected premiums of the affiliated insurance company and recognized at the time of collection. During 2009 and 2008, there have been no variable annuity sales.

(c) Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax expenses or benefits are based on the changes in the net deferred income tax asset or liability from period to period. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company's loss is included in the nonlife subgroup consolidated income tax return of the Parent. Pursuant to the tax-sharing agreement, the Company is not reimbursed for its net operating losses unless the Company generates taxable income before the tax loss carryforwards expire. Accordingly, no income tax benefit is reflected in the accompanying statements of operations due to the benefit from the loss being fully offset by an increase in the valuation allowance.

(d) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. It is possible that actual experience could differ from the estimates and assumptions utilized.

(2) Liquidity

During 2009 and 2008, the Parent made capital contributions of $500,000 and $110,000, respectively, to the Company. The Company's results of operations may not be indicative of the results that might have been obtained had it operated independently of the Parent. Historically and in the foreseeable future, the Company is highly dependent upon such continued capital contributions until profitable operations can be achieved.

(3) Income Taxes

The income tax benefit computed at the statutory rate of 35% varies from the tax benefit reported in the statements of operations as follows:

		2009	2008
Income tax benefit at statutory rate	$	25,147	24,639
Change in federal valuation allowance		(25,147)	(24,639)
Income tax benefit as reported	$	—	—

Deferred income taxes have been established by each member of the consolidated group for the tax effect of temporary differences in the financial reporting and tax bases of assets and liabilities and net operating losses within each entity. The Company's only temporary difference relates to the existence of tax operating loss carryforwards arising since inception of $577,115 and $505,266 at December 31, 2009 and 2008, respectively. Management has established a valuation allowance equal to the full amount of the tax related deferred tax asset because of the uncertainty of future income estimates necessary for its ultimate realization. The tax operating loss carryforwards expire as follows: 2018 – $12,787; 2019 – $76,715; 2020 – $46,150; 2021 – $44,435; 2022 – $40,544; 2023 – $55,111; 2024 – $49,247; 2025 – $33,991; 2026 – $50,277; 2027 – $25,613; 2028 – $70,396; 2029 – $71,849.

(4) Regulatory Requirements

(a) FOCUS Report

The Company's stockholder's equity, as reported in the financial statements, is equal to that reported in the schedule accompanying the financial statements and the Form X-17A-5, Part IIA.

(b) Net Capital Requirement

As a registered broker and dealer in securities, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. On December 3, 2009, the Company was granted authorization to operate as a fully disclosed introducing broker and dealer in securities and subsequently is required to maintain a minimum net capital of $100,000. Net capital and the net capital ratio fluctuate on a daily basis, however, at December 31, 2009, the Company had defined net capital of $494,439, which was $394,439 in excess of its required net capital of $100,000 and the Company's ratio of aggregate indebtedness to net capital was 0.01 to 1. At December 31, 2008, the Company had defined net capital of $76,704, which was $71,704 in excess of its required net capital of $5,000 and the Company's ratio of aggregate indebtedness to net capital was 0.06 to 1.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(1).

(5) Related Party Transactions

The Company is a member of a group of affiliated companies, which are engaged in the sales of life insurance and annuities. A portion of the Company's operating expenses are paid to American Equity Investment Life Insurance Company, an affiliate, and represent an allocation of shared expenses among the affiliates of the Parent. The Company's portion of these shared expenses was $24,000 for each of the years ended December 31, 2009 and 2008.

(6) Subsequent Events

We evaluated subsequent events through February 22, 2010, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

AMERICAN EQUITY CAPITAL, INC.

Schedule I – Computation of Net Capital Required under Rule 15c3-1 – Part IIA

December 31, 2009

Computation of Net Capital

1. Total ownership equity from statement of financial condition	$	506,398
2. Deduct ownership equity not allowable for net capital		—
3. Total ownership equity qualified for net capital		506,398
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		—
B. Other (deductions) or allowable credits		—
5. Total capital and allowable subordinated liabilities		506,398
6. Deductions and/or charges:		
A. Total nonallowable assets from statement of financial condition		(11,959)
B. Secured demand note deficiency		—
C. Commodity futures contracts and spot commodities – proprietary capital charges		—
D. Other deductions and/or charges		—
		(11,959)
7. Other additions and/or allowable credits		—
8. Net capital before haircuts on securities positions		494,439
9. Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
A. Contractual securities commitments		—
B. Subordinated securities borrowings		—
C. Trading and investment securities:		
1. Exempted securities		—
2. Debt securities		—
3. Options		—
4. Other securities		—
D. Undue concentration		—
E. Other		—
		—
10. Net capital	$	494,439

Note: There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2009.

(Continued)

AMERICAN EQUITY CAPITAL, INC.

Schedule I – Computation of Net Capital Required under Rule 15c3-1 – Part IIA

December 31, 2009

Computation of Basic Net Capital Requirement
Part A

11. Minimum net capital required (6-2/3% of line 19)	$	441
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with note (A)		100,000
13. Net capital requirement (greater of line 11 or 12)		100,000
14. Excess net capital (line 10 less 13)		394,439
15. Net Capital (line 10) less the greater of 120% of minimum dollar net capital (line 12) or 10% of total aggregate indebtedness (line 19)		374,439

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from statement of financial condition	$	6,614
17. Add:		
A. Drafts for immediate credit		—
B. Market value of securities borrowed for which no equivalent value is paid or credited		—
C. Other unrecorded amounts		—
		—
19. Total aggregate indebtedness	$	6,614
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		1.34%
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		—

Notes:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

As the Company has no subsidiaries, the minimum dollar net capital of $100,000 has been reported.

(B) There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2009.

See accompanying report of independent registered public accounting firm.

AMERICAN EQUITY CAPITAL, INC.

Schedule II – Statement Relating to Certain Determinations
Required under Rule 15c3-3 – Part IIA

December 31, 2009

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
Exemptive Provision

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only):

A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	☐
B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained	☐
C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm: Mesirow Financial, Inc.	[X]
D. (k)(3) – Exempted by order of the Commission	☐

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
2500 Ruan Center
666 Grand Avenue
Des Moines, IA 50309

Report of Independent Registered Public Accounting Firm

The Board of Directors
American Equity Capital, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of American Equity Capital, Inc. (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and supplemental schedules, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Des Moines, Iowa
February 22, 2010